December 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kate Tillan

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549-6010

Re:	Harvard Bioscience, Inc.
Form 10-K for Fiscal Year ended December 31, 2008
Filed March 11, 2009
File No. 001-33957

Dear Ms. Tillan:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to Harvard Bioscience, Inc. (the “Company”) dated November 30, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K (File Number 001-33957) filed with the Commission on March 11, 2009.

Set forth below are the Company’s responses to the comments made by the Staff in the Comment Letter. For reference purposes, the Staff’s comments have been reproduced below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.	Controls and Procedures, page 42

Comment No. 1

We note that your officers only concluded that your disclosure controls and procedures were effective “in providing reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.” In your future filings, also disclose whether your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note that this comment also applies to your effectiveness conclusions in your quarterly reports.

Response to Comment No. 1

The Company will provide the disclosure referenced in the Staff’s comment in future filings.

Comment No. 2

We note your disclosure that there “have been no significant changes in the Company’s internal controls over financial reporting during the quarter ended December 31, 2008 that would materially affect, or are reasonably likely to materially affect [y]our internal controls over financial reporting.” To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings to address all changes or advise us.

Response to Comment No. 2

The Company will revise its disclosure in future filings in accordance with the Staff’s comment.

Financial Statements, page F-1

Balance Sheet, page F-3

Comment No. 3

We note that you reflect a line item for goodwill and other indefinite lived intangible assets on the balance sheets. In future filings, please revise to separately state the amount of goodwill on the face of your balance sheet consistent with paragraph 350-20-45-1 of FASB ASC (formerly paragraph 43 of SFAS 142).

Response to Comment No. 3

The Company will revise its balance sheet in future filings consistent with paragraph 350-20-45-1 of FASB ASC in accordance with the Staff’s comment.

Other Matters

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (508) 893-3135.

Very truly yours,

/s/ Thomas McNaughton
Thomas McNaughton Chief Financial Officer

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